Mail Stop 4561

December 6, 2007

Michael J. Rapisand
President and Chief Operating Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, TX 78728

> **Re: Xplore Technologies Corp.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed November 20, 2007**
> **File No. 333-14661**

Dear Mr. Rapisand:

We have reviewed your submission and have the following comments.

Form S-1

General

1.   We note your response to comment 1 of our November 6, 2007 comment letter.
Please expand your analysis to provide an description of any plans the affiliated
selling shareholders may have for use of the proceeds from the sale of the shares being
registered in the registration statement. Specifically, address whether the affiliated
selling shareholders have any plans, proposals or arrangements, express or implied, to
use proceeds from the offering to fund the registrant or to defray obligations on behalf
of the registrant.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a

Michael J. Rapisand
Xplore Technology Corp.
December 6, 2007
Page 2

registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 603 2001
       Jonathan J. Russo
       Thelen Reid Brown Raysman & Steiner LLP
       Telephone: (212) 603-7797